EXHIBIT 12.1

Environmental Power Corporation

Statement of Computation of Ratio of Earnings (Deficit) to Fixed Charges

(Dollars in thousands)

	6 months	Year Ended December 31,
	ended June 30, 2008	2007	2006	2005	2004	2003
(a) Interest expensed and capitalized	$1,466	$2,119	$266	$160	$16	$47
(b) amortized premiums, discounts and capitalized expenses related to amortization	9	—	7	—	15	36
(c) an estimate of the interest within rental/lease expense	60	142	96	58	53	36
(d) preference security dividend requirements of consolidated subsidiaries	667	1,348	198	5	5	5

Fixed Charges	2,202	3,609	567	223	89	124

ADD

(a) pretax income from continuing operations	(8,775)	(11,160)	(10,972)	(8,828)	(5,445)	(2,916)
(b) fixed charges	2,202	3,609	567	223	89	124
(c) amortization of capitalized interest	17	—	—	—	—	—
(d) distributed income of equity investee	—	—	—	—	—	—

SUBTRACT

(a) interest capitalized	984	2,107	257	154	—	—
(b) preference security dividend requirements of consolidated subsidiaries	667	1,348	198	5	5	5
(c) the minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	(8,224)	(11,006)	(10,860)	(8,764)	(5,361)	(2,797)

Ratio of (loss) earnings to fixed charges	(3.7)	(3.0)	(19.2)	(39.3)	(60.2)	(22.6)
Earnings deficiency	$10,426	$14,615	$11,427	$8,987	$5,450	$2,921